SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of      September      , 2004

Shell Canada Limited

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐	Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)

Date: September 21, 2004	By:	“S.A. FISH” (Signature)

S.A. Fish, Vice President (Name and Title)

	By:	“S.L. COSMESCU” (Signature)

S.L. Cosmescu, Assistant Secretary (Name and Title)

FOR IMMEDIATE RELEASE
SEPTEMBER 21, 2004

Shell outlines growth plans for the Athabasca Oil Sands Project

Calgary, Alberta — Shell Canada Limited today outlined growth plans for the Athabasca Oil Sands Project (AOSP) that would increase bitumen production to between 270,000 and 290,000 barrels per day by 2010.

During the first year of operations for the AOSP, the focus was on improving reliability and ramping-up bitumen production to the design rate of 155,000 barrels per day.

Over the next three years, a number of debottlenecking projects are proposed at the Muskeg River Mine and Scotford Upgrader to increase the bitumen production rate to between 180,000 and 200,000 barrels per day. Modifications are also proposed at the upgrader to enable the processing of the heaviest product stream into lighter, higher value crude blend components.

Over the 2006 to 2010 period, planned expansions of the Muskeg River Mine and Scotford Upgrader are expected to further increase bitumen throughputs by approximately 90,000 barrels per day, taking total expected AOSP production to between 270,000 and 290,000 barrels per day. Expansion of the Muskeg River Mine would include mining plans and additional mining equipment to recover resources from additional areas located on Lease 13 and from Lease 90, and an additional train for bitumen extraction and froth treatment processing. Expansion of the Scotford Upgrader would include the addition of a third hydro-conversion unit and associated utilities. The preliminary capital cost estimate for these expansion projects is in the range of $4.0 billion.

“The successful ramp-up of the Athabasca Oil Sands Project is now behind us. While we need to continue working hard on increasing reliability and reducing costs — we’re now ready to take the next steps towards our long-term growth target of over 500,000 barrels per day,” said Neil Camarta, Shell Canada’s Senior Vice President of Oil Sands.

It is expected that construction of the Muskeg River Mine and Scotford Upgrader expansions would take place over the 2006 to 2009 timeframe and that full bitumen production would be achieved in 2010. Peak construction workforces are expected to be 2500 at the mine and 4000 at the upgrader. Actual timing for these projects will depend on the outcome of the regulatory process, market conditions, final project costs and approvals and sustainable development considerations.

...2

Draft terms of reference for related Environmental Impact Assessments for the Muskeg River Mine and Scotford Upgrader expansions will be available for public inspection and comment in October 2004. It is expected that applications for these projects will be filed with regulatory authorities in 2005 and approvals are anticipated in 2006.

Pipeline and infrastructure capacity would need to be increased to handle increased production volumes from the expansion projects and discussions with third-party owners of related facilities are ongoing.

Additional growth projects could follow over the longer term, including the mining of oil sands resources on the eastern part of Lease 13 and Leases 88/89 and on the recently acquired Leases 9 and 17 to increase total bitumen production to over 500,000 barrels per day. Planning is currently focused on ways to integrate the development of resources on the east side of Lease 13 (the Jackpine Mine development) with operations at the Muskeg River Mine. Upgrading options to process this additional bitumen production are also currently under review.

The AOSP consists of the Muskeg River Mine located north of Fort McMurray, Alberta and the Scotford Upgrader located near Edmonton and is a joint venture among Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent). Chevron Canada Limited and Western Oil Sands L.P. have the option to participate with Shell Canada Limited in developing additional oil sands resources in the Athabasca area.

For more information, contact:

Media Inquiries:	Investor Inquiries:
Jan Rowley	Jim Fahner
Shell Canada Limited	Shell Canada Limited
(403) 691-3899	(403) 691-2175

This information includes “forward looking statements” based upon current expectations, estimates and projections of future production, project start-ups and future capital spending, that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, changes in; market conditions, law or government policy, operating conditions and costs, project schedules, operating performance, demand for oil, gas and related products, price and exchange rate fluctuations, commercial negotiations or other technical and economic factors.